Exhibit 99.2

	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		June 30, 2020
		(in € m.)
	Debt (1), (2):
	Long-term debt	153,080
	Trust preferred securities	1,348
	Long-term debt at fair value through profit or loss	3,896
	Total debt	158,324

	Shareholders' equity:
	Common shares (no par value)	5,291
	Additional paid-in capital	40,484
	Retained earnings	9,427
	Common shares in treasury, at cost	(56)
	Equity classified as obligation to purchase common shares	-
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	158
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	1
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	116
	Foreign currency translation, net of tax	(123)
	Unrealized net gains from equity method investments	(1)
	Total shareholders' equity	55,297
	Equity component of financial instruments	5,826
	Noncontrolling interest	1,648
	Total equity	62,771
	Total capitalization	221,095
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[1]	€ 734 million (0.5)% of our debt was guaranteed by the German government as of June 30, 2020 related to legacy positions assumed in the context of the Postbank takeover.
[2]	€ 64,230 million (41%) of our debt was secured as of June 30, 2020.

Due to rounding, numbers may not add up precisely to the totals provided.

1